SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                             Multimedia Games, Inc.
                             ----------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)


                                   625453-10-5
                                   -----------
                                 (CUSIP Number)


                                December 31, 2000
                                -----------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X]   Rule 13d-1(b)
   [ ]   Rule 13d-1(c)
   [ ]   Rule 13d-1(d)

--------------------------

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G
     --------------------                                --------------------
     CUSIP No.62545-10-5                                  Page 2 of 5 Pages
     --------------------                                --------------------

                 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE
                 PERSON (Entities Only)
         1
                 Las Vegas Investment Advisors, Inc.; FEIN 88-0358026
    ---------------------------------------------------------------------------
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)9
         2
                                  (b)9
    ---------------------------------------------------------------------------
                 SEC USE ONLY
         3
    ---------------------------------------------------------------------------
                 CITIZENSHIP OR PLACE OF ORGANIZATION
         4       801 South Rampart Blvd., Suite 170, Las Vegas, Nevada 89145
                 United States
    ---------------------------------------------------------------------------
                                             SOLE VOTING POWER
                                      5
              Number of                      366,700
                Shares            ---------------------------------------------
             Beneficially                    SHARED VOTING POWER
               Owned by               6
                 Each                           0
              Reporting           ---------------------------------------------
                Person                       SOLE DISPOSITIVE POWER
                 With                 7
                                             366,700
                                  ---------------------------------------------
                                             SHARED DISPOSITIVE POWER
                                      8
                                                0
   ----------------------------------------------------------------------------
                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9
                 366,700
   ----------------------------------------------------------------------------
                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         10      SHARES
   ----------------------------------------------------------------------------
                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         11
                 6.6%
   ----------------------------------------------------------------------------
                 TYPE OF REPORTING PERSON
         12
                 IA
   ----------------------------------------------------------------------------

                                      13G
  --------------------                                --------------------
  CUSIP No.62545-10-5                                  Page 3 of 5 Pages
  --------------------                                --------------------
Item 1(a).        Name of Issuer:

                  Multimedia Games, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  8900 Shoal Creek Blvd., Suite 300
                  Austin, Texas 78757

Item 2(a).        Name of Person Filing:

                  This Statement on Schedule 13G is being filed by Las Vegas Investment Advisors, Inc.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Las Vegas Investment Advisors, Inc.
                  801 South Rampart Blvd., Suite 170
                  Las Vegas, Nevada 89145.

Item 2(c).        Citizenship:

                  Las Vegas Investment Advisors, Inc. is a Nevada corporation.

Item 2(d).        Title of Class of Securities:

                   Common Stock, par value $.01 per share ("Common Stock").

Item 2(e).        CUSIP Number:     625453-10-5

Item 3. If This  Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), check whether the Person filing is a:

       (a) Broker or dealer registered under Section 15 of the Exchange Act.

       (b) Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) Insurance company as defined in Section 3(a)(19)of the Exchange Act.

       (d) Investment company registered under Section 8 of the Investment Company Act.

  [X]  (e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

       (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

       (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); 13G

                                      13G
   --------------------                                --------------------
   CUSIP No.62545-10-5                                  Page 4 of 5 Pages
   --------------------                                --------------------
       (h) A savings associative as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [  ]

Item 4.  Ownership.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

       (a) Amount beneficially owned:    366,700.

       (b) Percent of class:             6.6%.

       (c) Number of shares as to which such person has:

           (i)    Sole power to vote or to direct the vote: 366,700

           (ii)   Shared power to vote or to direct the vote:   0

           (iii)  Sole power to dispose or to direct the disposition of: 366,700

           (iv)   Shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         None.

                                       13G
  --------------------                                --------------------
  CUSIP No.62545-10-5                                  Page 5 of 5 Pages
  --------------------                                --------------------

Item 8.  Identification and Classification of Members of the Group.

         None.

Item 9.  Notice of Dissolution of Group.

         None.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2001              LAS VEGAS INVESTMENT ADVISORS, INC.,
                                      a Nevada corporation

                                   By: /s/ David O. Ehlers
                                       --------------------------
                                       David O. Ehlers, President